

Mail Stop 3233

October 3, 2017

Via E-mail
La Quinta Holdings Inc.
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
909 Hidden Ridge, Suite 600
Irving, Texas 75038

      Re: La Quinta Holdings Inc.
               Form 10-K for the fiscal year ended December 31, 2016
               Filed March 1, 2017
               File No. 1-36412

               Form 8-K
               Filed July 26, 2017
               File No. 1-36412

Dear Mr. Chloupek:

      We have reviewed your September 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to our comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2017 letter.

Form 8-K filed July 26, 2017

Exhibit 99.1

1. We note your response to comment 2. It appears that this non-GAAP information also includes pro forma information. To the extent you include pro forma information in a future Form 8-K, please confirm that such information will comply with Article 11 of Regulation S-X.

2. We note your response to comment 3 and that CorePoint Lodging will update the pro forma financial statements for the debt refinancing. Please clarify for us if such pro forma adjustments will result in the CorePoint Lodging pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging, or all the refinanced debt, including the portion that will be carried by New La Quinta after the spin transaction. We may have further comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities

Cc: Edgar Lewandowski, Esq.